Filed Pursuant To Rule 433

Registration No. 333-275079

March 20, 2024

BLOOMBERG (TV): Bloomberg Markets: Today with Michael Sonnenshein

GUY JONHSON: how we have moved through the non-etf environment into the etf environment, which takes us to our next guest. we have seen one of the big themes post the etf launches is a big outflow from the grayscale fund and what we’ve now got is potentially Grayscale launching a kind of mini fund, which will have lower fees, we understand. we need to get some details on what is happening here. The perfect person to ask around all of this of course is Michael Sonnenshein, Grayscale’s CEO. Michael great to see you.

GRAYSCALE CEO, MICHAEL SONNENSHEIN: Great to see you.

JOHNSON:Great to see you in person it’s fantastic, you and i have met many of times down the line , but nice to see you here in london. Look we’ll deal with the etf in just amoment. first of all, talk me through your view of the recent price action, what is going on here, we are seeing a little bit of a rolloff. Is that fed related, it that just because we’ve come too far related, what is going on?

SONNENSHEIN:Well I think we have to just examine where we have been over the last couple of months. it wasn't long ago that we were in a crypto winter. And as the crypto winter melted, prices started to accelerate around the time spot bitcoin etfs got approved in the US. many called it a kind of sell the news event and on the back of that we've seen unprecedented demand for spot bitcoin etfs in the u.s., which has been a real driver of bitcoin prices. we broke through that all-time high just a couple of days ago, all the way up to about $73,000 u.s. dollars for the bitcoin price. and now we are seeing that come down a little bit, which is healthy, bitcoin does this from time to time. investors understand that these pullbacks are normal, healthy, expected and we’re still up over 50% year to date.

JOHNSON:when all the etf's launched and when we saw GBTC convert, i spent a lot of time with Katie Greifeld, who was very obsessed with fees, as you well know, surrounding all the various etf's and trying to track the impact that those fees potentially had in terms of outflows. we've continued to see outflows coming out of GBTC and i would be interested to get your take on this going into other etf's. you are now launching a different version of that fund with lower fees. And the question therefore that everybody is scratching their head about is, why don't you simply just lower fees on the original fund and potentially stem some of the outflows?

SONNENSHEIN:Sure. Well this is a really important question and this is on a lot of investors' minds. So I want to you know attack this head on. when GBTC uplisted to the new york stock exchange, it did so in an unprecedented way, it had $28 billion of assets under management, a ten year track record and a very diversified shareholder base. And when we look at that in the context of the etf wrapper, anytime you have seen a new exposure, a new offering type, fees tend to be higher and over time fees come down as those markets tend to mature. Now again, it has only been eight or nine weeks. Right which, in crypto is kind of like two years, but in the real world it's only about eight or nine weeks. so, this market has matured and has come in faster and more furiously than any of us could have anticipated. So it has always been our intention to lower fees on GBTC over time as that market has matured. And you know as you said, we also did recently file for the grayscale bitcoin mini trust, which will come to market given regulatory approvals with a lower fee and really give investors the opportunity to have greater access to this ecosystem. allow Grayscale to have both, kind of its flagship GBTC offering, as well as that mini kind of core allocation offering through ticker BTC. again if we get regulatory approvals for the product.

KRITI GUPTA:So lower fees over time, which to be fair is a mark and a shift in thinking in what you've said previously, what's the catalyst for that, what do you need to see to say, alright now we have to make that move?

SONNENSHEIN:Well you know I wouldn’t say it’s a shift in thinking, more so something that’s kind of always been on our roadmap. When we look at again historical prices and the way that markets have matured, it has usually taken quite a bit of time for those new products to come to market, get saturated. And i think for us when we zoom out, given that it's only been eight or nine weeks, we are just at the end of that first inning of satisfying that initial demand before that next wave of growth will happen where we are talking about platforms, financial advisors, registered investment advisors, private banks, first getting comfortable in onboarding some of these products to their platforms. and we think that could be the driver of the next wave of adoption of spot bitcoin etf's.

ANNA EDWARDS:Okay good morning Michael so is the answer then that you think you can be a price setter and you don't have to be a price taker in this market?

SONNENSHEIN:Well again prices will certainly come down over time. i think a lot of the new issuers were trying to lure new investors into their product starting from scratch. no track records, no assets, no aum. And we will see those products continue to emerge as time goes on. But you are seeing a cohort amongst the grayscale product, the fidelity product, and the blackrock product, really taking kind of a liquidity position within the market.

EDWARDS:let me ask you a sort of step back question around the way that crypto and blockchain fits into some of the other big tech trends that we’ve been talking about, clearly there’s so much excitement around ai right now. perhaps that detracts a little bit from some of the faster money that might have gone into crypto. maybe it's tracing some of the stocks that do well out of ai instead. But I wonder if you link the two. some people are talking to me about how blockchain could have an opportunity with the ai era around validation and verification. that's an interesting area to watch. how does that sound to you at grayscale?

SONNENSHEIN:it's actually an area that we are very focused on and very excited about, we feel that ai and crypto have been really two technologies growing independently of one another. now that ai has become a little bit more mainstream, we are starting to see adoption and usage but we are also starting to see some issues with ai. things like bias and deepfakes and when we think about the technology that underpins many crypto assets, blockchain, it can actually serve to ameliorate some of those issues that we're seeing in ai. And so as we move into this next era of adoption, we actually could see how these two technologies could actually symbiotically grow together rather than continuing to mature as independent technologies.

GUPTA: so you talked a little bit about how the demand for the etf's is driving the price higher. Let’s talk about it in reverse. There is a halving coming up, are you concerned about the readthrough into etf's at a time when products like yours are seeing momentum?

SONNENSHEIN:Well my team has always led with investor education and given that the introduction of spot bitcoin etfs have really been almost bitcoins mainstreaming moment. we are going to use this upcoming halving, which I think is only about 30 days away, as a reminder for us for the investment community to really dive back into the fundamentals of bitcoin, that this halving is baked into the bitcoin protocol, this is an important part of helping investors understand the verified supply, the constrained supply that underpins bitcoin. And i think a lot of investors are not only focused on that, but also see how it is a catalyst for prices in the months that follow like it historically has.

JOHNSON:Michael in theory, the whole crypto space should be an uncorrelated asset. it doesn't feel like that right now does it? We’ve got a fed meeting coming up a little bit later today. as you look at the relationship between fed and bitcoin, the fed decision and bitcoin, has it changed the reason for me putting it in my portfolio? Is this an uncorrelated asset, what role does it play in my portfolio if it is still correlated with the big macro events that we are watching?

SONNENSHEIN:Well there is no question that if you look across asset classes, there has certainly been a convergence around correlations, and so what we are hearing from investors is that if they want to beat their benchmarks, they are going to have to start diversifying as assets get increasingly correlated and that means diversifying into new asset classes like crypto. I certainly think and The Grayscale research team has really done the analysis to believe that for many investors an allocation of maybe up to 5% of their holdings, their investable assets in crypto may make sense for investors with the right risk tolerance. However in the context of the fed meeting we do believe if those rate cuts are actually going to happen later this year, that could actually be quite bullish for bitcoin prices.

EDWARDS: Okay Michael, really nice to see you. Thanks very much for coming to see us when you pass through London, come again.

SONNENSHEIN:Thank you.

EDWARDS: Michael Sonnenshein, the Grayscale CEO.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.